H. Grady Thrasher, IV

d: 404-760-6002

gthrasher@jtklaw.com

January 17, 2012

Raquel Howard

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Re:       Trim Holding Group (the “Company”)

            Form 10-K for Fiscal Year Ended December 31, 2010 (the “Form 10-K”)

            Filed April 15, 2011

            File No. 333-121787

Dear Ms. Howard:

            We are special securities counsel to the Company.

            We are in receipt of your letter (the “Letter”) from the staff of the Securities and Exchange Commission dated December 6, 2011 commenting on the above referenced filing of the Company.

            We have reviewed the Letter and are currently, together with the Company, preparing a response thereto.   We expect to provide to you, on or before January 31, 2012, a response to your letter and file, as appropriate, an amendment to the Company’s Form 10-K addressing each of the comments provided in your Letter.

            Please contact me directly should you wish to discuss the above referenced filing or this response to your Letter.

                                                            Sincerely,

                                                            Joyce Thrasher Kaiser & Liss, LLC

                                                            /s/ H. Grady Thrasher, IV, Esq.

                                                            H. Grady Thrasher, IV, Esq.

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